Mail Stop 6010 July 10, 2008

Gregg Jaclin, Esquire
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manaplan, New Jersey 07726

Re: China Pharma, Inc.
Preliminary information statement filed June 27, 2008
File No. 0-29523

Dear Mr. Jaclin:

        We have completed our review of the preliminary information statement and
related filings filed by your client, China Pharma, Inc. and have no further comments at
this time.

                                               Sincerely,

                                               Jeffrey Riedler
                                               Assistant Director